

September 20, 2012

Via E-mail
Mr. Louis E. Holloway
President and Chief Executive Officer
Community First, Inc.
501 South James M. Campbell Blvd.
Columbia, Tennessee 38401

   Re: **Community First, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed March 30, 2012
       Form 10-Q for the Quarterly Period Ended March 31, 2012
       Filed May 15, 2012
       File No. 000-49966

Dear Mr. Holloway:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John P. Nolan

         John P. Nolan
         Senior Assistant Chief Accountant